TONTINE MANAGEMENT, L.L.C.
55 Railroad Avenue, 1st Floor, Greenwich, CT 06830, (203) 769-2000
FAX: (203) 769-2011

CONFIDENTIAL

October 13, 2006

The Board of Directors
Wheeling-Pittsburgh Corporation
1134 Market Street
Wheeling, West Virginia 26003

Members of the Board:

As you are aware, Tontine Management, L.L.C., and its related affiliates, have been significant and highly supportive shareholders of Wheeling-Pittsburgh Corporation (“Wheeling-Pittsburgh” or the “Company”) since shortly after the Company’s emergence from bankruptcy proceedings in August 2003.  Over the course of our investment, we have attempted to support and assist the Company through the numerous operational and financial challenges that it has encountered and continues to be faced with to this day.  As part of such ongoing dialogue, we informed the Company of our very serious concerns with respect to certain strategic initiatives that the Company was reportedly pursuing earlier this year and, in fact, announced in May of this year with Companhia Siderurgica Nacional S.A. (“CSN”).  We have subsequently learned that the CSN proposal as well as the proposal put forth by Esmark Incorporated (“Esmark”) are outgrowths of an “extensive and rigorous internal process” whereby for an 18 month period the Company’s Board and its management considered various strategic alternatives available to the Company.

In light of the above, and in the context of an unprecedented period of global steel industry consolidation, we are, to say the least, dismayed that the Board’s 18 month strategic alternatives review process has resulted in two change of control proposals that, as currently structured: (i) grossly understate the intrinsic value of Wheeling-Pittsburgh on a change of control basis or otherwise; (ii) result in significant dilution to the  Company’s current shareholders, on a pro forma basis; (iii) relegate the Company’s current shareholders to minority positions in controlled enterprises with virtually no possibility (particularly in the case of the CSN proposal) of ever being afforded the opportunity to receive an appropriate control premium in the future; (iv) have fostered an environment of stunning animosity and potentially value diminishing behavior from critical union constituencies; and (v) have created a highly disjointed, confusing and, in all likelihood, “market chilling” process.

Based on numerous inquiries that we have received from fellow shareholders over the past three months, it has become increasingly clear to us that we are not alone in our deep concern and frustration over the process and direction that the Board of Directors and management have established for Wheeling-Pittsburgh’s owners.  From our perspective, and we believe from the perspective of many other of the Company’s shareholders, the CSN and Esmark proposals, as currently structured, are unacceptable and, in the absence of dramatic enhancement, will be opposed by us in any vote seeking their approval.

As active investors in the steel industry for a number of years, we have had the opportunity to observe the dramatic impact that proactive, forward thinking management can have on an enterprise’s market position, profitability, strategic relevance and valuation.  In the context of such observations, our investment in Wheeling-Pittsburgh has led us to the conclusion that significant and immediate change is necessary to enable the Company to fully address the  operating challenges that it still faces, on the one hand, and embrace the significant opportunities emerging in the global marketplace, on the other.  As we have stated above, however, the manner and form in which such change is effected should not be through a tortuously structured transaction implemented at the expense of your shareholders.  Indeed, Wheeling-Pittsburgh is a uniquely positioned and important asset in the North American steel market that, with adequate funding and a strong, operationally disciplined, strategically-driven and shareholder-focused management and Board, can prosper independently and, if appropriate,  more effectively address the concept of strategic transactions in the future from a position of strength.

To that end, we strongly believe that, given the alternatives that have emerged from the Board’s strategic review process, and in the absence of a bona fide proposal to acquire the Company outright for a full and fair value, the best course of action for the Company and its shareholders is to terminate discussions with CSN, remain independent and immediately begin a search for a new senior executive management team.  To the extent the Board considers this course of action, Tontine is prepared to immediately enter into discussions with the Board in connection with acting as a standby purchaser for a rights offering of up to $100 million, based on the long term capital needs of the Company.

We would be happy to discuss any aspect of this letter with the Board at any point.  Please also be aware that, due to our desire to engage in a more active dialogue with the Company’s Board of Directors, we will be filing a Schedule 13D with the Securities and Exchange Commission concurrently with the delivery of this letter.

Thank you for your time.

Sincerely,

/s/ Jeffrey L. Gendell

Jeffrey L. Gendell
Managing Member